--------------- Exhibit 2 0 ELBIT SYSTEMS LTD. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SHAREHOLDERS' ANNUAL GENERAL MEETING TO BE HELD ON JUNE 25, 2014 KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, BEZHALEL MACHLIS and RONIT ZMIRI, and each of them acting individually without any of the others, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Shareholders' Annual General Meeting of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Wednesday, June 25, 2014, at 4:30 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows: The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side. (Continued and to be signed on the reverse side) 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ELBIT SYSTEMS LTD. June 25, 2014 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at www.elbitsystems.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. ELECTION OF DIRECTORS: Avraham Asheri Rina Baum Yoram Ben-Zeev David Federmann Michael Federmann Yigal Ne'eman Dov Ninveh 2. RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR 2014 AND UNTIL THE CLOSE OF THE NEXT SHAREHOLDERS' ANNUAL GENERAL MEETING Any proxies previously given are hereby revoked. The undersigned hereby acknowledge(s) receipt of the Notice of Shareholders' Annual General Meeting and the accompanying Proxy Statement. FOR AGAINST ABSTAIN ANY PROXIES PREVIOUSLY GIVEN ARE HEREBY REVOKED. THE UNDERSIGNED HEREBY ACKNOWLEDGE(S) RECEIPT OF THE NOTICE OF SHAREHOLDER’S ANNUAL GENERAL MEETING AND ACCOMPANYING PROXY STATEMENT. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. --------------- ---------------- 00033333330300000000 1 062514 FOR AGAINST ABSTAIN GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.